Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas Miami vedderprice.com Renee M. Hardt Shareholder +1 (312) 609 7616 rhardt@vedderprice.com

September 11, 2025

Via Edgar Ms. Christina DiAngelo Fettig Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re: Driehaus Mutual Funds (File No. 811-07655) (the “Registrant”)

Dear Ms. Fettig:

On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on August 27, 2025 regarding the Registrant’s Forms N-CSR and N-CEN for the period ended December 31, 2024. Any changes made in response to these comments will be reflected in future filings.

Form N-CSR

1.	Comment: With respect to the tailored shareholder reports, Form N-1A, Item 27A(d)(2), Instruction 8 requires disclosures regarding a change in index from the one used for the preceding reporting period. For those Funds that had a benchmark change, please explain supplementally the reason(s) for the changes, and for any future index changes, please include the required disclosures in the tailored shareholder reports.

Response: As disclosed in the Funds’ prospectus dated April 30, 2024, for those Funds that changed their index, they did so to show the returns of an index that may be considered more broadly representative of the overall applicable securities market. Going forward the Registrant will include the required disclosures regarding any index changes in the next tailored shareholder report.

2.	Comment: With respect to the Schedule of Investments for Driehaus Event Driven Fund (page 35), please confirm that the value for the Royal Caribbean Cruises holding is correct at $0.

Response: The Royal Caribbean Cruises holding was called on August 13, 2024. The holding was previously part of a corporate bond basket of securities that was renewed on November 1, 2024 and thus should not have been included as part of the Schedule of Investments as of December 31, 2024.

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Ms. Christina DiAngelo Fettig

September 11, 2025

3.	Comment: In the Securities Valuation section in the Notes to Financial Statements, please disclose how investments in money market funds are valued.

Response: In the Registrant’s Form N-CSR as of December 31, 2025, the Registrant will disclose that investments in money market funds are valued at the funds’ net asset value.

4.	Comment: In the Significant Accounting Policies section in the Notes to Financial Statements, please disclose the method used to allocate income and expenses and realized and unrealized capital gains and losses to each class of shares as required by FASB ASC 946-235-50-2.

Response: In the Registrant’s Form N-CSR as of December 31, 2025, the Registrant will provide such disclosure.

Form N-CEN

5.	Comment: With respect to Item C.20.a (line of credit), please respond on a per Fund basis as required by the Form.

Response: The Registrant will make this change going forward.

6.	Comment: Please respond to Items C.20.b (interfund lending) and C.20.c (interfund borrowing).

Response: The Registrant will include responses to these items going forward.

Form N-CSR/Website Disclosure

7.	Comment: On the Registrant’s website, with respect to the information included at the link Annual Financial Statements and Additional Information, the information responsive to Form N-CSR, Items 8, 9 and 11 differs from the text filed on Form N-CSR; the disclosure should be accurate and consistent. In addition, although it was included in the Registrant’s Form N-CSR filing, the information responsive to Form N-CSR, Item 10 is not included on the website. Also consider disclosing on the Registrant’s website a parenthetical reference to the Form N-CSR item on the website; for example, Statement Regarding Basis for Approval of Investment Advisory Contract (Form N-CSR, Item 11).

Response: In the Registrant’s Form N-CSR as of December 31, 2025, the Registrant will make such disclosures consistent and include Item 10 on the website.

* * *

Ms. Christina DiAngelo Fettig

September 11, 2025

If you have any questions regarding these responses, please call me at (312) 609-7616.

Very truly yours,

/s/ Renee M. Hardt

Renee M. Hardt

Shareholder

RMH/ser

cc: Robert Kurinsky